DATE

NAME
ADDRESS
CITY, STATE ZIP

Re:	Respironics, Inc. 2007 Employee Stock Purchase Plan (“2007 ESPP”) and
Respironics, Inc. 2002 Employee Stock Purchase Plan (“2002 ESPP”)

Dear NAME:

As announced on December 21, 2007, Respironics has entered into an agreement to be acquired by a subsidiary of Koninklijke Philips Electronics N.V. (“Philips”). Following the acquisition, 100% of the stock of Respironics will be owned by Philips. This letter contains information about your participation in the 2007 ESPP and alerts you to upcoming mailings you will receive if you own Respironics shares from the 2007 ESPP or 2002 ESPP.

The Tender Offer and the Merger

You have the ability to sell your shares to Philips in a process known as a “tender offer” (“Tender Offer”). In the Tender Offer, each Respironics shareholder can sell their Respironics shares to Philips at a price of $66.00 per share, minus any applicable withholding taxes (the “Offer Price”). The Tender Offer commenced on January 3, 2008 and is scheduled to expire on February 1, 2008, but may be extended by Philips beyond that date.

If you elect not to sell your Respironics shares in the Tender Offer and more than 50% of the total outstanding shares of stock of Respironics are sold to Philips by other shareholders in the Tender Offer, your Respironics shares will automatically be cashed out in a merger that will follow the completion of the Tender Offer. Whether you tender your Respironics shares in the Tender Offer or wait and have your Respironics shares cashed out in the subsequent merger, you will receive the same price for your Respironics shares – the Offer Price.

The Respironics Board of Directors has unanimously approved the acquisition (including both the Tender Offer and the merger) and recommends that Respironics shareholders tender their Respironics shares to Philips in the Tender Offer.

2007 ESPP - Your participation and what you need to do:

•	Respironics suspended the 2007 ESPP effective December 20, 2007. This means that:

	-	December 20, 2007 was the last day of the purchase period that began on July 1, 2007.
	-	No additional employee deductions were taken from your pay after the December 14, 2007 payroll.
	-	The 2007 ESPP will not operate in 2008 or future years.

•	Respironics and Fidelity Investments (“Fidelity”) have determined the number of shares that you are able to purchase for the current purchase period (July 1, 2007 to December 20, 2007). The number of shares purchased was calculated in the same manner used for previous purchase periods. These shares have been deposited into your individual brokerage account at Fidelity.

•	You have the ability to sell these shares as part of the Tender Offer and receive the Offer Price. You will receive a letter shortly from National Financial, a subsidiary of Fidelity, with instructions on how to tender your ESPP shares to Philips at the Offer Price. Please watch for this letter and read it carefully. This letter will provide specific instructions on the Tender Offer process and actions that you must take to tender any Respironics shares that you own.

RESPORINICS, INC.
1010 Murry Ridge Lane Ÿ Murrysville, PA 15668

2002 ESPP - what you need to do:

Respironics shares that you purchased under the 2002 ESPP may be in several locations depending upon the decisions that you made. You may have decided to do one of the following:

•	Request/receive a paper stock certificate for your shares; or

•	Retain electronic shares with Mellon – where they are maintained in your individual Mellon account; or

•	Transfer your shares to a personal brokerage account that you maintain with an investment company or broker

•	Transfer your shares to Fidelity Investments – where they are maintained in your individual brokerage account.

Depending upon your decision, there may be different actions that you must take. If you …

•	Have a paper stock certificate; or have electronic shares with Mellon; or you transferred shares to your personal brokerage account:

	-	You will receive a letter shortly with instructions on how to tender your shares to Philips at the Offer Price. Please watch for this letter and read it carefully. This letter will provide specific instructions on the Tender Offer process and actions that you must take to tender any Respironics shares that you own.

•	Transferred your shares to Fidelity:

	-	As noted above, in the discussion of the 2007 ESPP, if you have shares at Fidelity you will receive a letter shortly from National Financial, a subsidiary of Fidelity, with instructions on how to tender your Respironics shares to Philips at the Offer Price. Please watch for this letter and read it carefully. This letter will provide specific instructions on the Tender Offer process and actions that you must take to tender any Respironics shares that you own.

We will continue to provide you with updated information as it becomes available. In the interim, if you have any questions, please contact your personal broker or any of the following, as appropriate:

Fidelity at 1-800-544-9354;
Mellon at 1-800-756-3353; or
Respironics at 1-866-712-8669

Sincerely,

Kathy Dober
Director, Compensation and Benefits

RESPIRONICS, INC.
1010 Murry Ridge Lane • Murrysville, PA 15668